

P08000032840

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

500171983705

03/22/10--01011--003 **43.75

10 MAR 22 AM 11:53

FILED
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Name ch8
CB

C 1a 3/23/10

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: ADVENTURE ENERGY INC.

DOCUMENT NUMBER: P08000032840

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Wayne Anderson
_____
Name of Contact Person

US Natural Gas Corp
_____
Firm/ Company

33 6th Street South, Suite 600
_____
Address

St. Petersburg, FL 33701
_____
City/ State and Zip Code

wa@usnatgascorp.com
_____
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Wayne Anderson   at (727) 824-2800
_____   _____
Name of Contact Person   Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

☐ $35 Filing Fee   ☑ $43.75 Filing Fee &   ☐ $43.75 Filing Fee &   ☐ $52.50 Filing Fee
                            Certificate of Status   Certified Copy   Certificate of Status
                                                             (Additional copy is enclosed)   Certified Copy
                                                                                             (Additional Copy is enclosed)

Mailing Address   **Street Address**
Amendment Section   Amendment Section
Division of Corporations   Division of Corporations
P.O. Box 6327   Clifton Building
Tallahassee, FL 32314   2661 Executive Center Circle
                                       Tallahassee, FL 32301



US Natural Gas Corp
AN ENERGY COMPANY

March 19, 2010

Florida Department of State
Amendment Section
Division of Corporations
PO Box 6327
Tallahassee, FL 32314

RE: Amendments
Adventure Energy, Inc.
US Natural Gas Corp

To Whom This May Concern,

Please find the two (2) enclosed amendments to Articles of Incorporation.

Our ultimate goal is to change the name of Adventure Energy, Inc. to US Natural Gas Corp, which is one of our corporations. Therefore, it may be necessary to complete the amendment for US Natural Gas Corp first which will release this name.

Please return each date stamped original to the address shown below. Feel free to contact me if you have any questions.

Yours truly,

Wayne Anderson, President
US Natural Gas Corp

33 6th Street South, Suite 600
St. Petersburg, FL 33701

Phone 727-824-2800
Fax 815-846-0755

Articles of Amendment
to
Articles of Incorporation
of

ADVENTURE ENERGY INC.

(Name of Corporation as currently filed with the Florida Dept. of State)

P08000032840

(Document Number of Corporation (if known)

10 MAR 22 AM 11:53

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

US NATURAL GAS CORP *The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. Enter new principal office address, if applicable: ______________________
(Principal office address MUST BE A STREET ADDRESS)

____

____

C. Enter new mailing address, if applicable: ______________________
(Mailing address MAY BE A POST OFFICE BOX)

____

____

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent: ______________________

New Registered Office Address: ______________________
(Florida street address)

______________________, Florida__________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

____
Signature of New Registered Agent, if changing

Page 1 of 3

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(Attach additional sheets, if necessary)

Title,	Name	Address	Type of Action
_____	_____	_____ _____ _____	☐ Add ☐ Remove
_____	_____	_____ _____ _____	☐ Add ☐ Remove
_____	_____	_____ _____ _____	☐ Add ☐ Remove

E. If amending or adding additional Articles, enter change(s) here:
(attach additional sheets, if necessary).   (Be specific)
Delete Article 8 of the Articles of Incorporation in its entirety

_____

_____

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

_____

_____

_____

_____

_____

The date of each amendment(s) adoption: March 19, 2010 _____

(date of adoption is required)

Effective date if applicable: March 19, 2010 _____

(no more than 90 days after amendment file date)

Adoption of Amendment(s)   **(CHECK ONE)**

☑ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by _____."

(voting group)

☐ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated March 19, 2010 _____



Signature _____

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Wayne Anderson
_____
(Typed or printed name of person signing)

President and Chairman
_____
(Title of person signing)